Star Peak Energy Transition Corp.

1603 Orrington Avenue, 13th Floor
Evanston, Illinois 60201
February 11, 2021

VIA EDGAR

Attention:	Ernest Greene

Anne McConnell

Geoff Kruczek

Sherry Haywood

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	Star Peak Energy Transition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed January 22, 2021 File No. 333-251397

Ladies and Gentlemen:

This letter sets forth the response of Star Peak Energy Transition Corp. (the “Company” or “STPK”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated February 5, 2021, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Registration Statement on Form S-4

Unaudited Historical Comparative and Pro Forma Combined Per Share Information of STPK and Stem, page 19

1.            Staff’s comment:

We note your response to prior comment 5. Please explain to us how you determined the exchange ratio you used to calculate the equivalent pro forma per share data.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 20 of the Revised Registration Statement.

Intellectual Property, page 108

2.            Staff’s comment:

We note your response to prior comment 10. Please revise to clarify the nature of the claims covered by the intellectual property you hold.

Response:

The Company respectively acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 108 of the Revised Registration Statement.

Stem's Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, page 139

3.            Staff’s comment:

We note your response to prior comment 15. Please revise your disclosures to more clearly address how the fair value estimates of your common stock relate to the fair value implied by the current merger transaction.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 143 and 144 of the Revised Registration Statement.

Material U.S. Federal Income Tax Consequences, page 208

4.            Staff’s comment:

We note your response to prior comment 21. If you represent that this transaction will result in no tax consequences to investors, it appears you are required to file the exhibit specified by Item 601(b)(8) of Regulation S-K. See Section III.A.2 of Staff Legal Bulletin No. 19. Please revise and file the required exhibit.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Item 601(b)(8) of Regulation S-K requires opinions on tax matters for filings on a Form S-4 only where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Section III.A.2 of Staff Legal Bulletin No 19 further provides that a tax consequence is “material” if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding to make an investment decisions. Examples include (1) mergers or exchanges where the registrant represents that the transaction is tax-free and (2) transactions offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision. On the other hand, where a registrant represents that an exchange offer or merger is a taxable transaction, no opinion of counsel or accountant is required.

2

Based upon Staff Legal Bulletin No 19, we respectfully submit that an opinion of counsel is not required to be filed as an exhibit to the Registration Statement as the tax consequences in the present offering are not material because (1) we have represented that the exercise of redemption rights by holders of Class A Common Stock is a fully taxable transaction and (2) no representation is being made to any holders of Class A Common Stock that do not exercise their redemption rights because they will retain their Class A Common Stock upon closing of the merger.

Financial Statements

General, page F-1

5.            Staff’s comment:

Please note the updating requirements of Rule 8-08 of Regulation S-X, as applicable.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes it is in compliance with the requirements of Rule 8-08 of Regulation S-X as of the filing of the Revised Registration Statement. The Company will include its financial information as of and for the period ended December 31, 2020 in future submissions.

Consolidated Financial Statements - Stem, Inc.

2. Summary of Significant Accounting Policies

Equity Method Investments, page F-43

6.            Staff’s comment:

We note your response to prior comment 23. Given that your SPE's are VIEs and are evaluated for consolidation under the VIE model, please provide a more comprehensive analysis regarding how you determined you are not the primary beneficiary. Please refer to ASC 810-10-25-38A through 25-38J in your analysis.

Response:

The Company respectfully acknowledges the Staff’s comment and has provided the following response:

Stem evaluates each of the unconsolidated SPEs separately and has determined that it is not the primary beneficiary pursuant to the guidance in ASC 810-10-25-38A through 38J. Although it meets the primary beneficiary criterion in 25-38A(b) as it has the obligation to absorb losses and rights to receive benefits that could potentially be significant to the SPEs, Stem does not meet the primary beneficiary criterion in 25-38A(a) as it does not have the power to direct the activities that most significantly impact the SPEs’ economic performance. When considering ASC 810-10-25-38B, the significant activities involve deciding which energy storage systems to be purchased by the SPE and the setting of the annual operating budgets which govern the ongoing operation and maintenance of the energy storage systems. Both of these activities significantly impact the revenue, expenses, and resulting residual returns or losses that will accrue to the investors of the SPE and require approval by both Stem and the other third party investor. Stem, the non-managing member of the SPE, shares power through its rights to (i) agree on SPE purchases of energy storage system in the master purchase agreement, and (ii) approve the annual operating budgets in the operating and maintenance agreement. The other investor shares power over these decisions through its rights as the managing member in the SPE. As a result, power is shared with the other investor in the SPE, who is not considered a related party (including de facto agency relationships) of Stem. In accordance with ASC 810-10-25-38D, “power is shared if two or more unrelated parties together have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and if decisions about those activities require the consent of each of the parties sharing power” and “if power is, in fact, shared among multiple unrelated parties such that no one party has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, then no party is the primary beneficiary.” Based on Stem’s analysis, applying the guidance in ASC 810-10-25-38A through 25-38J, it has concluded that it is not the primary beneficiary of the unconsolidated SPEs.

3

While Stem has determined that it is not the primary beneficiary and therefore should not consolidate such SPEs, as is discussed further in our response to the Staff’s comment 7 below, Stem has made certain revisions to its disclosures in the Revised Registration Statement to provide additional information and clarification regarding the transactions with the SPEs. Further, Stem has determined a change in any particular consolidation conclusion will not result in a material impact to Stem’s consolidated financial statements. The financial statements of the unconsolidated SPEs are comprised solely of (1) the energy storage systems sold by Stem to the SPEs, (2) certain liabilities and (3) the equity held by Stem and the other investors in the SPE. However, because the transaction with the SPE is not purported to be a sale for accounting purposes, the energy storage systems remain on Stem’s consolidated balance sheet as Stem is the deemed accounting owner of the energy storage systems. Stem continues to report revenue and expenses associated with the energy optimization services provided to the host customer, and record payments made to the SPE as debt payments with the corresponding debt amortizing using the interest method in accordance with ASC 470-10-35-3.

Variable Interest Entities, page F-43

7.            Staff’s comment:

We note your response to prior comment 24. Please provide the disclosures required by ASC 810-10-50-4 and ASC 810-10-50-5A with sufficient context related to the fact that some of the assets and liabilities are included in your consolidated financial statements, or more fully explain to us why you believe the disclosures may be misleading.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages F-70 through F-72 to comply with the disclosure requirements in ASC 810-10-50-4 and ASC 810-10-50-5A and to provide further context related to Stem’s relationship with these SPEs.

Financing Obligations, page F-47

8.            Staff’s comment:

We note your response to prior comment 23. Please quantify the amounts of energy storage systems associated with the financing obligations as of each balance sheet date. Please also quantify the amounts of revenue and incentive fees associated with the financing obligations during each period presented.

4

Response:

The Company respectfully acknowledges the Staff's comment and advises the Staff that Stem has provided the requested amounts and made revisions to Stem's disclosures to provide additional information and clarification regarding the transactions with its SPEs, including quantifying the financing obligations and revenues associated with such financing obligations, which includes incentive fees. Please refer to the response to the Staff's comment 7.

3. Revenue, page F-53

9.            Staff’s comment:

We note your responses to prior comments 25 and 27, including the revised disclosures you provided. Please further address the following:

•	In regard to host customer arrangements and partnership arrangements, more fully explain the specific nature of the services you provide under each arrangement. To the extent the services you provide are similar, explain if and how you considered that in your assessment under ASC 842 and explain why the amounts related to partnership service revenue in the annual and interim disaggregated revenue disclosures are so minimal; and

•	In regard to your disclosures under Host Customer Arrangements, more fully explain your disclosure regarding arrangements in which the contractual term is shorter than the estimated benefit period. Clarify what the estimated benefit period is and how it is determined. In addition, in regard to your determination as to whether or not upfront incentive payments represent a material right, more fully explain how that determination impacts the subsequent accounting for such payments.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has provided the following responses and revised Stem’s revenue disclosures to more fully explain these arrangements:

•	Under both host customer and partnership arrangements, Stem transfers an energy optimization service to the customer. The activities Stem performs in connection with the energy optimization service under both arrangements is similar and is comprised of activities such as remote monitoring, performance reporting, preventative maintenance, and other ancillary services necessary for the safe and reliable operation of the system. However, under host customer arrangements, the customer does not purchase the underlying energy storage system and Stem does not transfer control of the energy storage system to the customer at any point in time. Accordingly, the nature of the services received by the customer is different under the two models. Under the host customer arrangements, Stem is responsible for providing energy optimization services whereby the system, which is owned by Stem, is an input that together with remote monitoring and other services result in a single output of energy optimization services. The only benefit (asset transferred to the customer) is the integrated energy optimization service that is transferred to the customer over the term of the arrangement. At the end of the term, Stem has the responsibility to uninstall and remove the system.

5

In contrast, the customer under partnership arrangements is a solar plus storage developer who purchases the energy storage system from Stem. Stem transfers control of the energy storage system to the customer upon delivery, at which time the customer obtains title to and completes acceptance of the energy storage system, assumes all future risks of loss and benefits associated with ownership, and maintains physical custody. Upon delivery, the customer is fully responsible for the installation and integration of the purchased energy storage system with the overall solar plus storage project, some components of which (e.g., solar equipment and related hardware) are purchased from unrelated third parties and Stem has no obligation to provide. Stem obtains the present right to payment for the energy storage system upon delivery regardless whether or when the customer ultimately completes the installation of its project.

The customer under partnership arrangements (which may not be the same party who purchased the system from Stem) separately contracts with Stem to provide remote monitoring, maintenance and other services subsequent to delivery of the energy storage system. Stem is only obligated to provide these services once the customer completes the installation of its project. The time frame between when Stem transfers control of the energy storage system to the customer upon delivery is generally several months, and can be in excess of one year, before Stem is required to perform any subsequent energy optimization services. Stem satisfies its promise to transfer the system to the customer independently from the energy optimization services because of the significant functionality of the system (i.e., the charge and discharge) that is not affected by the energy optimization service. As Stem does not have legal ownership or control of the energy storage system once the system is delivered to its customers under partnership arrangements (i.e., such performance obligation has been satisfied as control has been transferred to the customer), Stem determined the underlying asset is not within the scope of ASC 842.

While the underlying activities may be similar under the two models, the benefits obtained (assets controlled) by the customer are different. For host customer contracts, Stem has concluded that all decisions around how and for what purpose the system is used is controlled by Stem and therefore, among other factors, the system is not subject to a lease. However, since Stem transfers control of the system to the customer under partnership agreements (and such is a separate performance obligation), as noted above, Stem has concluded that the system is not in the scope of ASC 842.

For the periods presented, substantially all of the energy storage systems delivered to customers under partnership arrangements were not yet fully installed by the customer, and as such, Stem has yet to provide a significant amount of energy optimization services to these customers. Therefore, partnership energy optimization service revenue recognized for the periods presented is minimal. Please see pages F-53 through F-55 and F-87 through F-89 of the Revised Registration Statement for Stem’s revised disclosure on this topic.

6

•	Many of Stem’s contracts with host customers have, for example, an initial contract term of 10 years, but provide the customer the right to terminate the contract after five years with no explicit penalties or have an initial contract term of five years but provide the customer the right to renew the contract thereafter. In other words, the customer has the option to either not terminate or to renew the contract beyond the initial five years of the contract term. However, the nonrefundable upfront incentive payments that are assigned by the host customer to Stem are a significant portion of the total transaction price; therefore, Stem considered whether such upfront fee in conjunction with the customer’s option to either not terminate or to renew the contract represents a material right in accordance with the guidance in ASC 606-10-55-50 through 51 which states the following:

55-50 In some contracts, an entity charges a customer a nonrefundable upfront fee at or near contract inception. Examples include joining fees in health club membership contracts, activation fees in telecommunication contracts, setup fees in some services contracts, and initial fees in some supply contracts.

55-51 To identify performance obligations in such contracts, an entity should assess whether the fee relates to the transfer of a promised good or service. In many cases, even though a nonrefundable upfront fee relates to an activity that the entity is required to undertake at or near contract inception to fulfill the contract, that activity does not result in the transfer of a promised good or service to the customer (see paragraph 606-10-25-17). Instead, the upfront fee is an advance payment for future goods or services and, therefore, would be recognized as revenue when those future goods or services are provided. The revenue recognition period would extend beyond the initial contractual period if the entity grants the customer the option to renew the contract and that option provides the customer with a material right as described in paragraph 606-10-55-42.

At this point in time, none of Stem’s host customer contracts have been in effect for a period of 10 years or more, and as such, Stem does not yet have an observable history of whether or not customers elect to terminate or not renew contracts prior to 10 years. However, the underlying energy storage systems have an estimated useful life of approximately 10 years and Stem expects to be able to provide savings to its customers through its energy optimization services without customer cancellation throughout the entire 10-year estimated useful life of the energy storage system. Furthermore, due to the significance of the upfront incentive payment as a percentage of the total transaction price, Stem believes the customer has a significant disincentive to terminate or not renew the contract prior to the 10-year contractual term in order to benefit from the ongoing energy optimization services throughout the entire contract term, which gives rise to a material right. Based on these considerations, Stem determined the estimated customer benefit period to be 10 years. As a result of the estimated customer benefit period and the material right associated with the customer’s option to not terminate or to renew the contract, these upfront payments are recognized as part of the overall transaction price using a time-based measure of progress throughout the 10-year estimated benefit period. Stem continually monitors its estimate of the customer benefit term and will, if changes to facts and circumstances arise, revise such estimate as necessary. Please see pages F-53 and F-54 and F-87 and F-88 of the Revised Registration Statement for Stem’s revised disclosure on this topic.

14. Subsequent Events, page F-98

10.            Staff’s comment:

Please disclose the terms and estimated fair value of the options granted in December 2020, including the material assumptions underlying the fair value estimate.

7

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in conjunction with Stem’s year-end reporting process, Stem is finalizing the estimated fair value of common stock as of December 31, 2020. As the fair value of the common stock has yet to be finalized and directly impacts the fair value of the options granted, Stem is unable to disclose the estimated fair value of the options granted in December 2020 within the subsequent events note to the condensed consolidated financial statements. Stem will disclose the fair value of such options and the material assumptions underlying the fair value of such options within its annual financial statements for the year ended December 31, 2020. See page F-100 of the Revised Registration Statement that now discloses the relevant terms of such grants and the anticipated impact of the merger on the December 2020 option fair value estimate.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matthew R. Pacey, P.C. of Kirkland & Ellis LLP at (713) 836-3786 or Bryan D. Flannery of Kirkland & Ellis LLP at (713) 836-3573 with any questions or further comments regarding the responses to the Staff’s comments.

8

Sincerely,

STAR PEAK ENERGY TRANSITION CORP.

By:	/s/ Eric Scheyer
Name: Eric Scheyer
Title: Chief Executive Officer

cc:	John Carrington, Stem, Inc.
John T. Gaffney, Gibson, Dunn & Crutcher LLP

9